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                                                                  EXHIBIT (a)(5)


NEWS RELEASE

FOR INFORMATION CONTACT:
Ross C. Roadman
SVP, Strategic Planning and Investor Relations
American Retirement Corporation
800-663-0766 (TOLL FREE)
                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------
                                                           September 12, 2002

AMERICAN RETIREMENT CORPORATION AMENDS TERMS OF EXCHANGE OFFER, MAKES SERIES B NOTES FULLY CONVERTIBLE AND EXTENDS EXPIRATION DATE

NASHVILLE, TN -- American Retirement Corporation (NYSE: ACR), a leading national provider of senior living housing and care, today announced that it is amending its offer to exchange its 5 3/4% Convertible Subordinated Debentures due 2002 and extending the expiration date of the exchange offer.

THE AMENDED AND RESTATED EXCHANGE OFFER

As a result of discussions with certain holders of the Company's 5 3/4% Convertible Subordinated Debentures due 2002 ("Old Debentures"), the Company has elected to make its Series B Notes fully convertible and to amend the terms of its exchange offer. Pursuant to the revised exchange offer, for each $1,000 principal amount of Old Debentures that the Company accepts in the exchange, tendering holders will receive a total of $1,029 principal amount of new notes consisting of:

         - not less than $839 and not more than $902 principal amount of new 5 3/4% Series A Senior Subordinated Notes Due September 30, 2002, and

         - not more than $190 and not less than $127 principal amount of new 10% Series B Convertible Senior Subordinated Notes Due April 1, 2008.

The relative amount of the Series A Notes and the Series B Notes to be received in the exchange will be determined based upon the total number of Old Debentures tendered. The Company will limit the amount of Series B Notes issued in the exchange to a maximum of $16.0 million. Consequently, as the total number of Old Debentures tendered in the exchange offer increases, the proportion of Series A Notes issued will increase, while the proportion of Series B Notes issued will decrease, to the extent necessary to limit the total amount of Series B Notes issued to $16.0 million.


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The following table illustrates the principal amount of Series A Notes and
Series B Notes to be issued in exchange for each $1,000 principal amount of Old Debentures that are accepted in the exchange assuming various levels of participation in the Exchange Offer:

                                                 PRINCIPAL AMOUNT PER $1,000 TENDERED
                                                --------------------------------------
           % OF OLD     PRINCIPAL AMOUNT
          DEBENTURES    OF OLD DEBENTURES       SERIES A        SERIES B
           TENDERED         TENDERED              NOTES           NOTES         TOTAL
        -------------   -----------------       --------        ---------       ------
             95%          $126,000,000          $  902          $  127          $1,029
             90            119,637,000             895             134           1,029
             85            112,990,500             887             142           1,029
             80            106,344,000             879             150           1,029
             75             99,697,500             869             160           1,029
             70             93,051,000             857             172           1,029
             65             86,404,500             844             185           1,029
             60             79,758,000             839             190           1,029
             55             73,111,500             839             190           1,029
             50 or less     66,465,000             839             190           1,029

The Exchange Offer is limited to a maximum of $126.0 million of the Old Debentures and is not subject to any minimum tender.

The Series A Notes mature on September 30, 2002 and accrue interest at a rate of 5 3/4% per year on the principal amount. The Series B Notes mature on April 1, 2008. The Series B Notes accrue interest at a rate of 10% per year on the principal amount, payable semi-annually on April 1 and October 1 of each year, beginning April 1, 2003. The Company has the option to pay up to 2% interest per year through the issuance of additional Series B Notes. The Series B Notes will be convertible into shares of the Company's common stock at any time prior to maturity, at the option of the holder, at a conversion price of $2.25 per share. The Series B Notes are redeemable, in whole or in part, at the Company's option, at any time, at a premium starting at 105% of the principal amount of the Series B Notes, declining to 100% at stated intervals. The Series A Notes and Series B Notes will be senior to any remaining Old Debentures, but will be subordinated to all other indebtedness of the Company.

The proposed financing transactions with Health Care Property Investors, Inc. ("HCPI") are expected to produce net proceeds of approximately $120 million, which will be used to repay first the Series A Notes and second any remaining Old Debentures. HCPI's commitment expires September 30, 2002 and remains subject to a number of conditions and contingencies, including the successful tender of at least 75% of the Old Debentures.

As of September 11, 2002, approximately $20.4 million of aggregate principal amount of the Old Debentures, representing 15.3% of the total outstanding, were tendered in the original exchange offer. The expiration date for the exchange offer has been extended to 5:00 p.m., Eastern Time, on September 25, 2002, unless extended or earlier terminated.

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The Company is making the Exchange Offer in reliance on Section 3(a)(9) of the
Securities Act of 1933, as amended. The Company will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesperson, agent or other person for soliciting tenders in the exchange offer.

"The purpose of the Exchange Offer is to enable the Company to retain liquidity sufficient to allow for the completion of the HCPI transactions. We have worked with certain of our bondholders to address their issues regarding the original offer, including enhancing the terms of the Series B Notes by making them fully convertible and shortening their maturity. The Exchange Offer remains a critical step for the Company and, therefore, we urge all of our bondholders to participate in the Exchange Offer in order to ensure a positive outcome for the Company and all of its constituencies, including the bondholders themselves" said Bill Sheriff, Chairman and CEO.

The Company also announced that it intends to issue the Series B Notes pursuant to an exception to the Shareholder Approval Policy of the New York Stock Exchange (the "NYSE"). The issuance of the Series B Notes would normally require the prior approval of shareholders under the NYSE's shareholder approval policy as a result of the potential dilution associated with the conversion of the Series B Notes. The Audit Committee of the Board of Directors of the Company determined that the delay necessary in securing shareholder approval prior to the issuance of the Series B Notes would seriously jeopardize the financial viability of the Company. Because of that determination, the Audit Committee, pursuant to an exception provided in the NYSE's shareholder approval policy for such a situation, expressly approved the Company's omission to seek the shareholder approval that would otherwise have been required under that policy. The Company, in reliance on the exception, is mailing to all shareholders a letter notifying them of its intention to issue the Series B Notes without seeking their approval.

AN AMENDMENT TO THE COMPANY'S SCHEDULE TO DESCRIBING THE AMENDMENT TO THE TERMS OF THE EXCHANGE OFFER HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO EXCHANGE OR A SOLICITATION OF AN OFFER TO EXCHANGE THE OLD DEBENTURES FOR SERIES A NOTES OR SERIES B NOTES. THE EXCHANGE OFFER IS BEING MADE SOLELY PURSUANT TO THE AMENDED AND RESTATED OFFERING MEMORANDUM DATED AS OF SEPTEMBER 12, 2002, AND RELATED REVISED LETTER OF TRANSMITTAL ATTACHED TO SUCH SCHEDULE TO. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE AMENDED AND RESTATED OFFERING MEMORANDUM AND THE RELATED REVISED LETTER OF TRANSMITTAL REGARDING THE EXCHANGE OFFER, BECAUSE THEY EXPLAIN THE EXCHANGE OFFER IN GREATER DETAIL AND CONTAIN IMPORTANT INFORMATION. HOLDERS OF THE OLD DEBENTURES SHOULD ALSO BE AWARE THAT THE PROPOSED HCPI TRANSACTIONS ARE DESCRIBED IN GREATER DETAIL IN THE COMPANY'S RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Documents describing the Exchange Offer in greater detail are being mailed to holders of the Old Debentures. Holders of Old Debentures who wish to participate in the Exchange Offer should contact the Company's information agent, D.F. King & Co., at 212-269-5550 (call collect) or 800-735-3591(toll free), or Ross
Roadman, the SVP, Strategic Planning and Investor Relations, or Todd Kaestner, the Executive Vice President, Corporate Development at 800-663-0766 (toll free). Exchanges will be effected by U.S. Bank National Association, the exchange agent for the Exchange Offer.


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AMERICAN RETIREMENT CORPORATION

The Company offers a broad range of care and services to seniors, including independent living, assisted living, skilled nursing and Alzheimer's care. The Company currently operates 65 senior living communities in 14 states with an aggregate capacity for approximately 14,400 residents. The Company's strategy is to develop senior living networks in major metropolitan regions. These networks are comprised of large continuing care retirement communities and free-standing assisted living residences located in the same markets.

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